

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
John P. Butler
President and Chief Executive Officer
Akebia Therapeutics, Inc.
245 First Street, Suite 1100
Cambridge, MA 02142

> **Re:** **Akebia Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2014**
> **File No. 333-193969**

Dear Mr. Butler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation
Stock-Based Awards
December 31, 2013 Valuation, page 62

1. Regarding your PWERM analysis at December 31, 2013, you state that for the IPO scenario, you considered the enterprise values of guideline public companies and the pricing of IPOs completed by clinical-stage drug development companies in the year preceding your appraisal date. To substantiate the significant increase in your fair value at December 31, 2013 from September 30, 2013, please tell us in more detail how the change in probability from 33% to 70% in an IPO scenarios with the consideration of the above affected your valuation. In addition, clarify for us:

- the number of guideline public companies and the number of IPO's completed you observed;

- the increase, or step-up, in per share value from the preferred financing preceding the IPO to the common stock value in the IPO was and how this relates to your analysis; and

- the equity value of each IPO company, not including the proceeds of the IPO and how this relates to your analysis.

Notes to Financial Statements
Note 12. Stock-Based Compensation
Restricted Stock, page F-34

2. With regards to your December 23, 2013 issuance of 257,271 shares of restricted stock to employees and 45,181 shares of restricted stock to non-employees, you indicate that "Due to the nature of the performance condition, recognition of compensation cost has been deferred until the occurrence of a Liquidity Event, as defined". Please tell us the accounting guidance you relied on that supports your accounting, separately for restricted stock issued to employees and non-employees. In this regard, please address the following:

- Tell us the number of restricted stock for which the service period was complete upon grant and those that were not, separately for restricted shares issued to employees and non-employees;

- Considering your December 31, 2013 PEWRM analysis where you indicate an IPO probability of 70%, tell us why a liquidity event is not probable and does not require accrual. Refer to ASC 718-10-25-20 and ASC 505-50-30, as applicable.

- Explain to us how you derived the stock-based compensation expense and the number of shares issued associated with awards that contain a performance based condition contingent upon occurrence of a liquidating event regarding the calculation of basic and diluted pro forma net loss per share applicable to common stockholders as presented in Note 15 on page F-39. We note that you have restricted stock awards issued on December 23, 2013 but it is unclear how you consider them in the calculations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Monica Singh, Esq.
        Ropes & Gray LLP